May 31, 2011

Ms. Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Re:	Claymore Exchange-Traded Fund Trust (File Nos. 333-134551 & 811-21906)

Dear Ms. Browning:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 98 (the “Amendment”) to the registration statement for Claymore Exchange-Traded Fund Trust (the “Trust”) filed on Form N-1A on July 26, 2010, for the purpose of reflecting changes to the names and investment objectives and strategies from index-based to actively-managed exchange-traded funds with respect to two separate series of the Trust, as set forth in the Amendment (the “Funds”).  Below, we describe the changes made to the registration statement in response to the staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 132 to the Funds’ registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Amendment.

GENERAL:

Comment 1.   In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response 1.    The “Tandy” representations are set forth at the end of this letter.

Comment 2.   Please confirm that the Trust and the Funds will comply with the conditions of all necessary SEC relief (no-action, Rule 19b-4, etc.) not yet received at the time of these comments, and will revise the registration statement to the extent necessary, prior to offering shares of the Funds under the prospectus and statement of additional information (“SAI”) included in the Amendment.

Response 2.    We hereby confirm that the Trust and the Funds will comply with such conditions and that the Amendment has been revised to reflect the impact of any such conditions.

Comment 3.     Please confirm that no new specific exemptive or no-action relief from the SEC is required for the Funds to convert from index-based exchange-traded funds (“ETFs”) to actively-managed ETFs.  Please explain.

Response 3.     We hereby confirm that no new specific exemptive relief is required for the Funds to convert from index-based ETFs to actively-managed ETFs.  The exemptive relief received by Claymore Exchange-Traded Fund Trust 3, et al to offer actively-managed ETFs also applies under its terms to actively-managed ETFs offered by the Trust.  While the Trust has obtained no-action relief from the SEC’s Division of Trading and Markets from Rule 10b-17 under the Securities Exchange Act of 1934, as amended, such relief is required in order for the Funds to operate as actively-managed ETFs and does not arise from the fact that the Funds are converting from index-based ETFs.

Comment 4.    Please confirm that shareholders have been or will be given appropriate notice of the Funds’ conversion to actively-managed ETFs.

Response 4.    We hereby confirm that the Funds’ shareholders have been given appropriate notice of the Funds’ conversion.

Comment 5.    Please supplementally provide a summary of the considerations of the Trust’s Board of Trustees in approving the Funds’ conversion from index-based ETFs to actively-managed ETFs.  In particular, please confirm that the Funds’ management fee rates have been and will be appropriate given that such rates will be unchanged following the conversion to actively-managed ETFs from when the Funds operated as passively-managed, index-based ETFs.

Response 5.     At a meeting in August 2010, the Board of Trustees considered the renewal of the investment advisory agreement (“Advisory Agreement”) between the Trust and Guggenheim Funds Investment Advisors, LLC (“Adviser”) on behalf each Fund and also considered the Adviser’s proposal to convert each Fund to a transparent active ETF (“Conversion”) and to change each Fund’s investment objective, investment policy and name to reflect the Conversion.  At the meeting, the Board reviewed information provided by the Adviser with respect to the renewal of the Advisory Agreement and the Conversion.  The information provided with respect to the Conversion included advisory fees and expense ratios of funds utilizing similar strategies as those proposed for the Funds and the experience of the proposed portfolio manager.  The Board considered that the Adviser proposed that each Fund retain the same advisory fee following the Conversion and noted that the Funds’ advisory fees were within the range of the advisory fees of the peer funds provided by the Adviser.  The Board concluded, based on the Adviser’s recommendation, that retaining the same advisory fee for each Fund following the Conversion would be appropriate.  With respect to the Conversion, the Board was also advised by the Adviser and Fund counsel that an amendment to the Advisory Agreement would not be necessary nor would shareholder approval of the proposed amendments to each Fund’s investment objective and strategy be needed.

Comment 6.    Please incorporate all comments from the SEC staff applicable to the Funds given on prior Post-Effective Amendment filings for the Trust.

Response 6.    The disclosure has been revised where necessary.

PROSPECTUS:

Comment 7.     In the “Summary Information” section, please delete the footnote (*) on the Fund’s name.

Response 7.    The disclosure has been revised accordingly.

Comment 8.    Because the Investment Adviser may recover from a Fund fees and expenses waived or reimbursed during the prior three years if the Fund’s expense ratio, including the recovered expenses, falls below the Expense Cap, please revise the Fee Table and related disclosure describing the “Fee Waiver.”  The staff does not consider the use of the term “waiver” to be appropriate where such “waived” fees are subject to potential recoupment by the Investment Adviser in the future.

Response 8.     The disclosure has been revised accordingly.

Comment 9.     In footnote 3 to the Fee Table, please add disclosure explaining that to the extent a Fund incurs expenses that are excluded from the Expense Cap, the Fund’s expense ratio may increase.

Response 9.    The disclosure has been revised accordingly.

Comment 10.     Please delete the footnote in the Example.

Response 10.     The disclosure has been revised accordingly.

Comment 11.    In the “Principal Investment Strategies” section, please clarify each Fund’s policy to normally invest at least 80% of its net assets in fixed income securities.  In particular, please generally revise this section in plain English to clarify whether there are any limits on a Fund’s investments in securities rated below investment grade or unrated, and in securities denominated in foreign currencies, and whether, for example, a Fund’s investment in U.S. dollar-denominated securities includes American Depositary Receipts.  Please also revise the “Principal Investment Risks” section to incorporate the attendant risks of the Fund’s principal investment strategies, as revised.

Response 11.     The disclosure has been revised accordingly.

Comment 12.    Generally, please remove equivocal language (e.g., “but not limited to,” “among others”) from the descriptions of the Funds’ strategies and risks throughout the registration statement.

Response 12.     The disclosure has been revised where necessary.

Comment 13.    Please confirm whether, in addition to currency forwards as disclosed in the “Principal Investment Strategies” sections, the Funds will use any other derivatives as principal investment strategies.  Please specify the types of derivatives a Fund may use as a principal strategy and the investment purposes for which such derivatives may be used.  Accordingly, please clarify whether the Funds may invest in currency forwards for speculative investment purposes or solely for currency hedging purposes.

Response 13.    The disclosure has been revised accordingly to clarify that the Funds will not use any other derivatives as principal investment strategies and that the Funds will invest in currency forwards for currency hedging purposes.  We further confirm that neither Fund will invest in options, futures or swaps.

Comment 14.     With respect to a Fund’s investments in high yield securities, please disclose what percentage of the Fund’s assets may be invested in high yield securities and the lowest credit quality security that the Fund may purchase, indicating whether the Fund may purchase fixed income securities that are in default.

Response 14.    The disclosure has been revised accordingly.

Comment 15.    Please add disclosure regarding the risks of any derivatives, including currency forwards, that the Fund may use as principal strategies in the “Principal Investment Risks” section.

Response 15.     The disclosure has been revised accordingly, pursuant to Response 13, above.

Comment 16.    In the Funds’ disclosure responding to Item 4 of Form N-1A, please explain in general terms how the Funds’ adviser decides which securities to sell.

Response 16.    The disclosure has been revised accordingly.

Comment 17.    Please include disclosure in response to Item 9 of Form N-1A regarding circumstances under which the principal, interest or dividend payment terms of the fixed income securities in which the Funds invest may reset.

Response 17.    We hereby confirm that such Funds do not invest in “floating rate” instruments whose interest rates reset at specified intervals.  Therefore, we do not believe additional disclosure is necessary.

Comment 18.    Please include parallel disclosure under “Principal Investment Strategies” regarding the Funds’ investments in Rule 144A securities, or alternatively, please remove such disclosure regarding Rule 144A securities from “Liquidity Risk” in the “Principal Investment Risks” sections.

Response 18.    The disclosure has been revised accordingly.

Comment 19.    Please revise the “Fund Performance” sections to precisely meet the requirements of Item 4 of Form N-1A and its instructions.  In doing so, please remove footnote (1) to the Average Annual Total Returns table for each Fund.

Response 19.    The “Fund Performance” section has been revised accordingly.

Comment 20.    Please revise the title “Investment Advisory Services” to read “Management” pursuant to Item 5 of Form N-1A.

Response 20.    This section has been revised accordingly.

Comment 21.    In the “Non-Principal Investment Strategies” section (and the “Non-Principal Investment Risks” section and the corresponding sections in the SAI, as applicable), with respect to the statement that the “Funds may also invest, to a limited extent, in other pooled investment vehicles which are not registered investment companies under the Investment Company Act of 1940, as amended,” please clarify whether the Funds may invest in hedge funds and commodity pools, and include corresponding risk disclosure, as appropriate.

Response 21.    The disclosure has been revised accordingly.

Comment 22.     Please revise and update the “Purchase and Redemption of Shares” section to clarify the circumstances under which a Fund may restrict or reject a creation or redemption order, and the timing by which the Fund will notify an investor that his/her order has been restricted or rejected.

Response 22.    The disclosure has been revised to clarify that this detail is included in the SAI and/or the Authorized Participant Agreement.

SAI:

Comment 23.    Currently, fundamental investment restriction (2)’s stipulation that borrowings will not be used for leverage or the purchase of investments only applies to borrowings from banks, but not to other transactions which are forms of borrowing (such as repurchase agreements). Please either (a) revise the restriction to apply the limitation to all forms of borrowing, (b) insert disclosure that the Fund may utilize such transactions for leverage (together with disclosure relating to applicable risks), if the Fund may do so, or (c) insert disclosure that the Fund will not use such transactions for leverage purposes (or will only do so to a sufficiently limited extent – e.g., less than 5% of the Fund’s assets – such that additional disclosure is not required regarding such strategy).

Response 23.     Disclosure has been inserted following the list of fundamental investment restrictions that the Fund will not engage in other such borrowing transactions for purpose of leverage or the purchase of investments.

Comment 24.    Please confirm that all non-principal investment strategies and risks of the Fund have been disclosed in the Prospectus, SAI or both, and that all principal investment strategies and risks are contained in the Summary section of the Prospectus.  Please distinguish principal strategies and risks from non-principal strategies and risks in the SAI.

Response 24.  We hereby confirm that all principal strategies and risks of the Fund are disclosed in the Summary section of the Prospectus and that all non-principal strategies and risks of the Fund are disclosed elsewhere in the Prospectus and/or in the SAI.  The disclosure and headings indicate which strategies and risks are principal and non-principal.

Comment 25.    Please explain whether the Funds’ use of reverse repurchase agreements is subject to their fundamental investment restriction on borrowing, and please disclose to what extent the Funds invest in reverse repurchase agreements, as a percentage of total or net assets.

Response 25.    We hereby confirm that the Funds’ use of reverse repurchase agreements is subject to their fundamental investment restriction on borrowing.  We have added disclosure stating that a Fund may invest up to 33 1/3% of its total assets in reverse repurchase agreements, but that (a) each Fund currently intends to invest in reverse repurchase agreements to a much more limited extent and (b) reverse repurchase agreements are not part of the Funds’ principal investment strategies.

Comment 26.    Please disclose to what extent the Funds engage in borrowing, as a percentage of total or net assets.

Response 26.    Each Fund may (i) borrow money from banks for temporary or emergency purposes (but not for leverage or the purchase of investments) up to 10% of its total assets and (ii) make other investments or engage in other transactions permissible under the 1940

Act that may involve a borrowing, provided that the combination of (i) and (ii) shall not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed), less the Fund’s liabilities (other than borrowings), and each Fund does not currently intend to make investments or engage in other transactions constituting borrowing for 1940 Act purposes where such investments or transactions are for leverage or the purchase of investments, as disclosed in the “Investment Restrictions and Policies” section of the SAI.

Comment 27.    Please revise the disclosure regarding securities lending to explain whether the Fund (i.e., the lender) or the borrower of any portfolio securities which may be loaned by the Fund has the right to exercise the voting rights attached to any such loaned securities.

Response 27.    The disclosure has been revised to clarify that the borrower of such securities would have the right to vote such securities during the period such securities are lent by the Fund.

Comment 28.    With respect to the Funds’ non-fundamental investment restriction stating that the Funds may not purchase securities of open-end or closed-end investment companies except in compliance with the 1940 Act, please explain in the SAI disclosure what “in compliance with the 1940 Act” means.

Response 28.    Under the subheading “Investment Companies,” the SAI discloses that a Fund may invest in the securities of other investment companies (including money market funds), and that under the 1940 Act, a Fund’s investment in investment companies is limited to, subject to certain exceptions, (i) 3% of the total outstanding voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets of investment companies in the aggregate.

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Consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz